SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                              The Topaz Group, Inc.
                              ---------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                            (CUSIP Number): 890537301

                                Jeremy F. Watson
                            c/o The Topaz Group, Inc.
                            126/1 Krungthonburi Road
                           Banglampoo Lang, Klongsarn
                             Bangkok 10600 Thailand

                                 with copies to:

                           Mitchell S. Nussbaum, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                Tel: 212-704-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 10, 2002
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


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

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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Jeremy F. Watson
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [ X ]
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3.      SEC Use Only
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4.      Source of Funds: PF
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5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

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6.     Citizenship or Place of Organization          United Kingdom
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Number of         7.      Sole Voting Power          200,000
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power              0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power     200,000
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power         0
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        200,000
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13.     Percent of Class Represented by Amount in Row (11)
        9.4%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


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

Item 1.  Security and Issuer.

     This statement relates to the shares of common stock, par value $0.001 per share or, the "Common Stock" of The Topaz Group, Inc., a Nevada corporation or, the "Company". The Company's principal executive offices are located at 126/1 Krungthonburi Road, Banglampoo Lang, Klongsarn, Bangkok 10600 Thailand.

Item 2.  Identity and Background.

     This  statement  is being  filed by Jeremy F.  Watson  or,  the  "Reporting
Person".

     (a) The name of the Reporting Person is: Jeremy F. Watson.

     (b) The residence or business address of the Reporting Person is: c/o The Topaz Group, Inc., 126/1 Krungthonburi Road, Banglampoo Lang, Klongsarn, Bangkok 10600 Thailand.

     (c) The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by the Reporting Person is:

          (i) as Chairman and Chief Executive Officer of the Company.

          (ii) The Company's principal business is: a vertically integrated manufacturing company engaged in manufacturing and selling fine jewelry products and a broad array of gemstones, including topaz, rubies, sapphires, emeralds, amethysts and a large variety of other semi-precious stones.

     (d) During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The citizenship of the Reporting Person is: United Kingdom

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person paid $100,000, or $.50 per share, out of his own personal funds, for the 200,000 shares held by him.

Item 4.  Purpose of the Transaction.

     The Reporting person acquired the Common Stock for investment purposes. The purpose of the Reporting Person acquiring the Common Stock was to enable the Reporting Person to influence the control of the Company and the outcome of matters that are subject to the vote of stockholders of the Company. Depending upon market conditions and other factors that the


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

Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional shares of the Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the Common Stock that it now owns or hereafter may acquire. Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j).

Item 5.  Interest in Securities of the Issuer.

     (a) The calculations in this Item are based upon 2,134,886 shares of the Company's Common Stock outstanding as reported in Amendment No. 2 to the Form 10 as filed with the Securities and Exchange Commission on January 8, 2002. For purposes thereof, the Reporting Person beneficially owns 200,000 shares of the Common Stock of the Company constituting 9.4% of the outstanding shares of the Company's Common Stock.

     (b) The Reporting Person beneficially owns 200,000 shares of the Company's Common Stock and has the sole power to vote, or to direct the vote, or to dispose, or to direct the disposition of, such shares.

     (c) The Reporting Person has not affected any transactions in the Common Stock of the Company in the past 60 days.

     (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.


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

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     Dated: January 25, 2002


                                     /s/ Jeremy F. Watson
                                     -------------------------------------------
                                     Name:  Jeremy F. Watson
                                     Title: Chairman and Chief Executive Officer


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